[Aradyme Letterhead]



                                 April 21, 2006

                                                                   VIA EDGAR AND
                                                          FACSIMILE TRANSMISSION
                                                                    202-772-9210

Barbara C. Jacobs, Assistant Director
Anne Nguyen, Special Counsel
Daniel Lee
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549

         Re:      Aradyme Corporation
                  Preliminary Proxy Statement on Schedule 14A filed February 28, 2006
                  File No. 000-50038

Ladies and Gentlemen:

         This letter is in response to your letter dated March 10, 2006, respecting your review of our Preliminary Proxy Statement on Schedule 14A filed February 28, 2006.

         Set forth below are your comments, followed by our responses.

Preliminary Proxy Statement on Schedule 14A
-------------------------------------------

Proposal 2. Change of Domicile from Delaware to Utah
----------------------------------------------------

Certain Differences between Charter and Bylaws of the Company and Aradyme Utah
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1.       All material differences between your current certificate of incorporation and bylaws and the Utah articles of incorporation and bylaws should be disclosed in your proxy statement. Please indicate in your discussion whether you have disclosed all material differences and revise to discuss any material differences that you may have omitted.

Response:         Revised as requested.  See pp. 10-11.
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Proposal 3. Amendment to Certificate of Incorporation to Increase Capitalization

2. Please disclose the number of shares of common stock that are currently outstanding, the number of shares of common stock and common stock underlying warrants that may be issued pursuant to your agreement with Eagle Rock Capital and the number of shares that will be available for issuance as a result of your increase in authorized capital.

Response:         Revised as requested.  See p. 11.
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
Barbara C. Jacobs, Assistant Director
Anne Nguyen, Special Counsel
Daniel Lee
Division of Corporation Finance
U.S. Securities and Exchange Commission
April 21, 2006
Page 2


3. Please disclose whether you presently have any plans, proposals or arrangements, aside from the agreement with Eagle Rock Capital, to issue any of the to-be-newly available authorized shares of common stock for any purpose, including future acquisitions and financings If so, please disclose by including materially complete descriptions of the future acquisitions and financing transactions. If not, please state that you have no such other plans, proposals, or arrangements, written or otherwise, at this time to issue any of the additional authorized shares of common stock.

Response:         Revised as requested.  See pp. 11-12.
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4.       Please refer to Release No. 34-15230 and discuss the possible anti-takeover effects of the increase in authorized shares. Please also discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. Inform holders that management might use the additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent stockholders.

Response:         Revised as requested.  See p. 12.
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Certain Relationships and Related Transactions
----------------------------------------------

5. We note that pursuant to a stock purchase agreement dated December 12, 2005 you are required to file a registration statement registering certain shares for resale by Eagle Rock Capital and its affiliates 10 days after the date of your proxy statement. We further note that such agreement contemplates additional tranches that have yet to be fully purchased by Eagle Rock Capital. As it appears the tranches contemplated in the stock purchase agreement constitute a single private placement, please provide us your analysis as to whether such private placement has been completed prior to the planned filing of your registration statement. Please see Rule 152 under the Securities Act for additional guidance.

Response:         On April 17, 2006, Aradyme Corporation and Eagle Rock Capital
                  entered into a Revised and Restated Stock Purchase Agreement and a Revised and Restated Registration Rights Agreement that require all tranches of Eagle Rock Capital's investment to be fully funded or foregone at the time the registration statement is required to be filed. (See Current Report on Form
                  8-K filed April 19, 2006.) Accordingly, we believe the private placement will be completed at the time the registration statement is filed. The text of the proxy statement has been revised to reflect the terms of the revised and restated agreements. See pp. 16-18.

                            -------------------------

Barbara C. Jacobs, Assistant Director
Anne Nguyen, Special Counsel
Daniel Lee
Division of Corporation Finance
U.S. Securities and Exchange Commission
April 21, 2006
Page 3


         We acknowledge the following:

         o Aradyme Corporation is responsible for the adequacy and accuracy of the disclosure in the preliminary proxy statement.

         o Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the preliminary proxy statement.

         o Aradyme Corporation may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

         We would be happy to provide additional information you may request or respond to further inquiries.

                                                     Sincerely,

                                                     ARADYME CORPORATION


                                                     /s/ Scott A. Mayfield
                                                     Scott A. Mayfield
                                                     Chief Financial Officer